Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: September 13, 2021

EQRx Announces Presentation of Updated Data from Pivotal Phase 3 Study of Anti-PD-L1 Antibody Sugemalimab in Combination with Chemotherapy as a First-Line Treatment for Stage IV NSCLC

-	Updated data presented at IASLC 2021 World Conference on Lung Cancer includes final PFS analysis and preliminary OS results in Stage IV NSCLC

Cambridge, MA – September 13, 2021 – EQRx, a new type of pharmaceutical company committed to developing and delivering important new medicines to patients at radically lower prices, today announced a late-breaking mini oral presentation of updated data from its partner CStone Pharmaceuticals’ Phase 3 GEMSTONE-302 study at the International Association for the Study of Lung Cancer 2021 World Conference on Lung Cancer (IASLC 2021 WCLC). GEMSTONE-302 is a placebo-controlled Phase 3 trial evaluating the efficacy and safety of the anti-PD-L1 antibody sugemalimab in combination with chemotherapy as a first-line treatment for patients with Stage IV non-small cell lung cancer (NSCLC).

Positive results were previously reported on the use of sugemalimab in Stage IV NSCLC1, demonstrating that sugemalimab plus standard-of-care chemotherapy prolonged progression-free-survival (PFS) and was well-tolerated as compared to chemotherapy and placebo regardless of PD-L1 expression level or pathologic subtype of NSCLC. Updated data with longer follow-up being presented at IASLC 2021 WCLC include final PFS, preliminary overall survival (OS), and safety data as follows:

●	As of the March 2021 data cutoff, sugemalimab plus chemotherapy continued to provide longer PFS (9.0 vs 4.9 months, HR=0.48, P<0.0001) compared to chemotherapy alone.

●	Although the pre-defined interim analysis for OS has not yet been reached, preliminary median OS was 22.8 months in the sugemalimab plus chemotherapy arm compared to 17.7 months in the chemotherapy plus placebo arm.

●	Clinical benefit continued to be observed across all the subgroups including different pathologic subtypes and PD-L1 expression levels.

●	No new safety signals were observed with longer follow-up.

“These updated Stage IV data combined with previous positive Phase 3 results in Stage III NSCLC continue to underscore the potential of sugemalimab to treat a broad range of NSCLC patient populations and lend credence to our mission of developing and delivering high-quality medicines at radically lower prices so patients can access the treatments that they need,” said Vincent Miller, MD, physician-in-chief at EQRx. “We look forward to more mature OS data from GEMSTONE-302 as well as continued regulatory discussions for sugemalimab in multiple countries.”

Details of the presentation are as follows:

Presentation Title: GEMSTONE-302: Randomized, Double-Blind, Phase 3 Study of Sugemalimab or Placebo Plus Platinum-Based Chemotherapy as First-Line Treatment for Metastatic NSCLC
Date: Monday, September 13, 2021
Time: 8:05 PM – 8:10 PM EDT
Track: Immunotherapy (Phase II/III Trials)

Format: Mini Oral Presentation
Session: MA13 - Building on the Past: What Will Be the Next Immunotherapy Combination?

Abstract Number: MA13.07
Presenter: Caicun Zhou, PhD, MD, Director of the Department of Oncology, Shanghai Pulmonary Hospital

About Lung Cancer

Every 15 seconds, a person across the world is diagnosed with lung cancer, and every 18 seconds, a person dies of the disease, making it the second most commonly diagnosed cancer and leading cause of cancer death worldwide. In 2020, an estimated 2.2 million people were diagnosed with lung cancer.2 NSCLC is the most common type of lung cancer, accounting for 84% of all lung cancer diagnoses.3

About GEMSTONE-302

GEMSTONE-302 is a randomized, double-blind, placebo-controlled Phase 3 study to evaluate the efficacy and safety of sugemalimab or placebo in combination with carboplatin-based chemotherapy as a first-line treatment in patients with Stage IV squamous or non-squamous NSCLC. The study was led by CStone Pharmaceuticals and conducted in China. The primary endpoint was investigator-assessed PFS. Secondary endpoints include OS, BICR-assessed PFS and safety.

In August 2020, the GEMSTONE-302 study met its primary endpoint and data was presented at ESMO Asia 2020, demonstrating that sugemalimab in combination with chemotherapy significantly prolonged PFS and reduced the risk of disease progression or death by 50% compared to placebo in combination with chemotherapy, as assessed by IDMC at the planned interim analysis. Subgroup analysis showed clinical benefit regardless of PD-L1 expression level or pathologic subtype in patients with Stage IV NSCLC. Sugemalimab in combination with chemotherapy was well-tolerated and no new safety signals were identified.

About Sugemalimab

Sugemalimab is an investigational monoclonal antibody targeting programmed death-ligand 1 (PD-L1) discovered by CStone Pharmaceuticals. As a fully human, full-length anti-PD-L1 monoclonal antibody, sugemalimab mirrors the natural G-type immunoglobulin 4 (IgG4) human antibody, which reduces the risk of immunogenicity and potential toxicities in patients, a potential advantage during treatment. Currently, sugemalimab is being investigated in a number of ongoing clinical trials including four Phase 3 registration studies in Stage III NSCLC (GEMSTONE-301), Stage IV NSCLC (GEMSTONE-302), gastric cancer, and esophageal cancer. The National Medical Products Administration (NMPA) of China accepted New Drug Applications for sugemalimab combined with chemotherapy for the first-line treatment of advanced squamous and non-squamous NSCLC patients and for sugemalimab as a consolidation therapy in patients with unresectable Stage III NSCLC without disease progression after concurrent or sequential chemoradiotherapy. EQRx holds the development and commercialization rights to sugemalimab outside of Greater China and plans to pursue regulatory discussions in multiple countries.

About EQRx

EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Launched in January 2020, EQRx is purpose-built, at scale, with a growing catalog of medicines in development in high-cost drug categories and emerging partnerships with leading payers and providers. Leveraging cutting-edge science and technology and strategic partnerships with stakeholders from across the healthcare system, EQRx aims to provide innovative, patent-protected medicines more efficiently and cost-effectively than ever before. In August 2021, EQRx announced a proposed combination with CM Life Sciences III (Nasdaq: CMLTU) to accelerate growth. The combination is expected to be completed in the fourth quarter of 2021. To learn more, visit www.eqrx.com and follow us on social media: Twitter: @EQRxInc, LinkedIn, Instagram: @eqrxinc.

EQRx™ and Remaking Medicine™ are trademarks of EQRx, Inc.

References:

1Annals of Oncology (2020) 31 (suppl_6): S1386-S1406. 10.1016/annonc/annonc367

2World Health Organization, International Agency for Research on Cancer. Globocan 2020: Lung Cancer. International Agency for Research on Cancer. Available https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed: May 20, 2021.

3https://www.cancer.org/cancer/lung-cancer/about/key-statistics.html

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the ability to consummate the transaction and become a public company, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRx’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Media Contact:

Dan Budwick

dan@1abmedia.com